EXHIBIT 99.104

Notice Declaring Intention to be Qualified under
National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”)

To:	Alberta Securities Commission, as Principal Regulator

And To:	Ontario Securities Commission
British Columbia Securities Commission

Re:	Notice Declaring Intention to be Qualified under NI 44-101

January 6, 2021

High Tide Inc. (the “Issuer”) intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer’s intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

HIGH TIDE INC.

By:
Raj Grover
Chief Executive Officer